UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2021

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: December 1, 2021	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

December 1, 2021

ASE Technology Holding Announces the Proposed Sale and Disposal of Equity Interests in its Subsidiaries, GAPT Holding Limited and ASE (Kun Shan) Inc., to Wise Road Capital

Taipei, Taiwan, R.O.C., December 1, 2021– ASE Technology Holding Co., Ltd. (TWSE Code: 3711, NYSE Code: ASX) (“ASE”) announces today, that ASE and Beijing Wise Road Asset Management Co., Ltd. ("Wise Road Capital") have entered into a Sale and Purchase Agreement by which ASE will sell shares and equity interests in GAPT Holding Limited (GAPT Holding Limited directly or indirectly holds 100% equity interests in Global Advanced Packaging Test (Hong Kong), ASE (WeiHai), Inc., Suzhou ASEN Semiconductors Co., Ltd. and ASE Advanced Semiconductor (Shanghai) Limited) and ASE (Kun Shan) Inc. to Wise Road Capital or its designated affiliate in exchange for a cash consideration in an aggregate amount of US$1.46 billion (the "Transaction").

According to the sale and purchase agreement, ASE shall transfer the subject shares and equity interests in each target company to Wise Road Capital or its designated affiliate on the Completion Date. Wise Road Capital shall pay to ASE equivalent cash consideration in two parts: 1) US$1.08 billion plus aggregated cash balance and minus aggregated outstanding debt balance of the target companies will be paid upon the Completion Date and 2) US$380 million on the first business day six months after the Completion Date. ASE expects to recognize a tax effected gain of approximately US$630 million from the Transaction.

Through the completion of the Transaction, ASE will improve its overall competitive edge by optimizing its strategy and resource allocation in China, while further enhancing its investment in advanced technology development and expanding its leading edge capacities within Taiwan. ASE believes it can better leverage its global presence and leading-edge technology to better serve its global customer base.

Corporate Contact:

Eddie Chang, Vice President

ASE Technology Holding Co., Ltd.

eddie_chang@aseglobal.com

Tel: +886.2.6636.5678